Copa Holdings Reports Net Income of US$70.3 Million and EPS of US$1.59 for the Third Quarter of 2011
Excluding special items, adjusted net income came in at $90.1 million, or EPS of $2.03 per share

Panama City, Panama — November 08, 2011.  Copa Holdings, S.A. (NYSE: CPA), today announced financial results for the third quarter of 2011 (3Q11). The terms “Copa Holdings" or "the Company" refer to the consolidated entity. The following financial information, unless otherwise indicated, is presented in accordance with International Financial Reporting Standards (IFRS).  See the accompanying reconciliation of non-IFRS financial information to IFRS financial information included in financial tables section of this earnings release. Unless otherwise stated, all comparisons with prior periods refer to the third quarter of 2010 (3Q10).

OPERATING AND FINANCIAL HIGHLIGHTS

•
Copa Holdings reported net income of US$70.3 million for 3Q11, or diluted earnings per share (EPS) of US$1.59.  Excluding special items, Copa Holdings would have reported an adjusted net income of $90.1 million, or $2.03 per share, a 44.3% increase over adjusted net income of US$62.5 million and US$1.42 per share for 3Q10.

•
Operating income for 3Q11 came in at US$102.2 million, a 38.2% increase over operating income of US$73.9 million in 3Q10.  Operating margin for the period came in at 21.4%, compared to 20.4% in 3Q10, despite a 37.9% increase in the effective price of jet fuel.

•
Total revenues increased 31.3% to US$476.8 million, outpacing a strong capacity expansion.  Yield per passenger mile increased 9.1% to 17.2 cents and operating revenue per available seat mile (RASM) increased 10.3% to 13.8 cents, despite a 17.2% increase in average length of haul.

•	For 3Q11, robust demand trends resulted in passenger traffic (RPMs) growth of 21.6% and a consolidated load factor of 77.1%, or 1.6 percentage points above 3Q10.

•	Operating cost per available seat mile (CASM) increased 8.8%, from 10.0 cents in 3Q10 to 10.9 cents in 3Q11. However, CASM excluding fuel costs decreased 2.6% to 6.6 cents.

•	Cash, short term and long term investments ended 3Q11 at US$503.2 million, representing 30% of the last twelve months’ revenues.

•
During the third quarter, Copa Airlines took delivery of five Boeing 737-800 aircraft.  As a result, Copa Holdings ended the quarter with a consolidated fleet of 71 aircraft.  During the fourth quarter of 2011, Copa Airlines expects to take delivery of an additional two Boeing 737-800 aircraft to end the year with a consolidated fleet of 73 aircraft.

•	For 3Q11, Copa Holdings reported consolidated on-time performance of 91.3% and a flight-completion factor of 99.6%, maintaining its position among the best in the industry.

Consolidated Financial & Operating Highlights	3Q11	3Q10	% Change		2Q11	% Change
Revenue Passengers Carried ('000)	1,670	1,609	3.8%		1,611	3.7%
RPMs (mm)	2,660	2,187	21.6%		2,400	10.9%
ASMs (mm)	3,450	2,897	19.1%		3,145	9.7%
Load Factor	77.1%	75.5%	1.6	p.p.	76.3%	0.8	p.p.
Yield	17.2	15.7	9.1%		17.0	1.1%
PRASM (US$ Cents)	13.2	11.9	11.4%		13.0	2.2%
RASM (US$ Cents)	13.8	12.5	10.3%		13.6	1.4%
CASM (US$ Cents)	10.9	10.0	8.8%		11.2	-3.2%
CASM Excl. Fuel (US$ Cents)	6.6	6.8	-2.6%		6.9	-3.7%
Breakeven Load Factor (1)	58.4%	59.6%	-1.2	p.p.	63.6%	-5.2	p.p.
Fuel Gallons Consumed (Millions)	45.0	38.9	15.6%		41.7	7.9%
Avg. Price Per Fuel Gallon (US$ Dollars)	3.24	2.35	37.9%		3.27	-0.9%
Average Length of Haul (Miles)	1,593	1,359	17.2%		1,490	6.9%
Average Stage Length (Miles)	1,058	936	13.0%		973	8.7%
Departures	24,728	24,583	0.6%		24,694	0.1%
Block Hours	65,159	58,306	11.8%		61,240	6.4%
Average Aircraft Utilization (Hours)	10.6	10.4	1.5%		10.3	2.8%
Operating Revenues (US$ mm)	476.8	363.1	31.3%		428.5	11.3%
Operating Income (US$ mm)	102.2	73.9	38.2%		75.4	35.4%
Operating Margin	21.4%	20.4%	1.0	p.p.	17.6%	3.8	p.p.
Net Income (US$ mm)	70.3	71.5	-1.7%		41.3	70.4%
Adjusted Net Income (US$ mm) (1)	90.1	62.5	44.3%		56.6	59.3%
EPS - Basic and Diluted (US$)	1.59	1.63	-2.4%		0.93	70.4%
Adjusted EPS - Basic and Diluted (US$) (1)	2.03	1.42	43.2%		1.28	59.3%
# of Shares - Basic and Diluted ('000)	44,319	43,999	0.7%		44,316	0.0%
 (1) Breakeven Load Factor, Adjusted Net Income and Adjusted EPS for 3Q11, 3Q10, and 1Q11 exclude non-cash charges/gains associated with the mark-to-market of fuel hedges.
Note:  Attached to this press release is a reconciliation of non-IFRS financial measures to the comparable IFRS measures.

MANAGEMENT’S COMMENTS ON 3Q11 RESULTS

Copa Holdings’ third quarter results continued to benefit from strong demand trends which resulted in higher load factors and yields.  For 3Q11, the company reported operating income of US$102.2 million, a 38.2% increase over 3Q10.  Operating margin for the quarter stood at 21.4%, increasing 1.0 percentage point over 3Q10, despite a 37.9% increase in the effective cost of jet fuel for the period.

Consolidated operating revenues increased 31.3%, significantly outpacing a 19.1% capacity expansion during the period.  Load factor came in at 77.1%, or 1.6 percentage points above 3Q10, while yields increased 9.1% to 17.2 cents, despite a 17.2% increase in average length of haul.  As a result, passenger revenues per ASM (PRASM) increased 11.4%, from 11.9 cents in 3Q10 to 13.2 cents in 3Q11.

Consolidated operating expenses for 3Q11 increased 29.6% to US$374.7 million, while consolidated operating expenses per ASM (CASM) increased 8.8% to 10.9 cents.  Excluding fuel costs, unit costs decreased 2.6% to 6.6 cents, mainly as a result of increased capacity and a 13.0% increase in average stage length.

Aircraft fuel expense increased 58.8% or US$54.0 million compared to 3Q10, as a result of increased capacity and higher fuel prices.  The Company’s effective jet fuel price, which includes realized hedge gain of US$4.9 million and a US$0.8 million loss for 3Q11 and 3Q10, respectively, increased from an average of US$2.35 in 3Q10 to US$3.24 in 3Q11.

For 3Q11, the Company had fuel hedges in place representing 24% of its consolidated volume.  Continuing with the execution of its fuel hedge policy, the Company currently has hedged approximately 27% for 4Q11.  For 2012 and 2013, the Company has hedged approximately 20% and 10%, respectively, of its forecasted fuel consumption.

The Company recorded a net non-operating expense of US$27.5 million for 3Q11 compared to a net non-operating gain of US$3.2 million for 3Q10.  Non-operating income (expense) included a fuel hedge mark-to-market loss of US$19.8 million for 3Q11, compared to, for 3Q10, a fuel hedge mark-to-market gain of US$9.1 million.

Copa Holdings closed the quarter with US$503.2 million in cash, short term and long term investments, representing 30% of last twelve months´ revenues.  Total debt at the end of 3Q11 amounted to US$1.1 billion related to aircraft and equipment financing.

Copa Holdings’ strong third quarter results are the product of a solid and well executed business model based on operating the best and most convenient network for intra-Latin America travel from the Hub of the Americas in Panama.  Going forward, the Company will continue to strengthen its long-term competitive position by taking advantage of new growth opportunities and implementing initiatives to further strengthen its network and product.

OUTLOOK FOR 2011

For 2011, our updated guidance calls for consolidated capacity growth of approximately 21%, as a result of capacity added in 2010 and the introduction of ten additional 737-800 aircraft during 2011.  Load factors are now expected to come in at 76%, slightly ahead of our previous guidance, but below 2010 levels in light of strong capacity expansion.  Unit revenues (RASM) are expected to come in at 13.7 cents, unchanged from our previous guidance.  Unit costs excluding fuel, CASM ex-fuel, are expected to come in at 6.7 cents, significantly below 2010 levels.  Our full year 2011 estimated effective price per gallon of jet fuel, including the effect of current hedge contracts and into-plane costs, is reduced to US$3.11 per gallon from US$3.25 per gallon in our previous guidance. The Company now projects an operating margin of +/-21% for 2011, above the previous guidance range of 19% to 21%.

Financial Outlook	2011 - Full Year Revised	2011 - Full Year Prior	2010 Actual
Capacity - YOY ASM Growth	+/-21%	+/-21%	10.5%
Average Load Factor	+/-76%	+/-75%	76.9%
RASM (cents)	+/-13.7	+/-13.7	12.9
CASM Ex-fuel (cents)	+/-6.7	+/- 6.7	7.0
Operating Margin	+/-21%	19-21%	20.5%

OUTLOOK FOR 2012 – PRELIMINARY

For 2012, preliminary guidance estimates consolidated capacity growth in the range of 20% as a result of the full year effect of capacity added in 2011 and the introduction of ten incremental 737-800 aircraft during 2012.  Load factors are expected to come in below 2011 levels as a result of strong capacity expansion; while unit revenues (RASM) are expected to decrease approximately 7% mainly as a result increased length of haul and capacity expansion.  Unit costs excluding fuel, CASM ex-fuel, are expected to come in at 6.5 cents, approximately 3% below 2011 levels.  The estimated effective price per gallon of jet fuel, including the effect of current hedge contracts and into-plane costs for full year 2012 is US$3.05.  As a result, the Company is projecting an operating margin in the range of 18% to 20% for 2012.

Financial Outlook	2012 – Full Year
Capacity - YOY ASM Growth	+/-20%
Average Load Factor	+/-74%
RASM (cents)	+/-12.9
CASM Ex-fuel (cents)	+/- 6.5
Operating Margin	18-20%

CONSOLIDATED THIRD QUARTER RESULTS

Operating revenue

Copa Holdings’ operating revenue for 3Q11 totaled US$476.8 million, a 31.3% increase over operating revenue of US$363.1 million in 3Q10.  This increase was primarily due to a 32.7% or US$112.5 million increase in passenger revenue.

Passenger revenue. For 3Q11 passenger revenue totaled US$456.8 million, a 32.7% increase over passenger revenue of US$344.4 million in 3Q10.  Load factor increased 1.6 percentage points to 77.1% and passenger yield increased 9.1% to 17.3 cents, contributing to an 11.4% increase in passenger revenue per ASM (PRASM).
Cargo, mail and other. Cargo, mail and other revenue totaled US$20.0 million in 3Q11, a 7.0% increase over cargo, mail and other of US$18.7 million in 3Q10.

Operating expenses

For 3Q11, consolidated operating expenses increased 29.6% to US$374.7 million, representing operating cost per available seat mile (CASM) of 10.9 cents.  CASM, excluding fuel costs, decreased 2.6% to 6.6 cents.  An overview of the major variances on a consolidated basis follows:

Aircraft fuel. For 3Q11, aircraft fuel totaled US$145.8 million, a US$54.0 million or 58.8% increase over aircraft fuel of US$91.8 million in 3Q10. This increase was primarily a result of a 37.9% increase in the average price per gallon of jet fuel (all-in), which averaged US$3.24 in 3Q11, as compared to US$2.35 in 3Q10, and a 15.6% increase in gallons consumed resulting from increased capacity.  The all-in average price per gallon of jet fuel for 3Q11 includes a $4.9 million fuel hedge gain, compared to a US$0.8 million loss in 3Q10.  Excluding the effect of fuel hedge gains for both periods, fuel prices increased 43.8%, from US$2.33 per gallon in 3Q10 to US$3.35 in 3Q11.
Salaries and benefits. For 3Q11, salaries and benefits totaled US$54.2 million, a 21.3% increase over salaries and benefits of US$44.7 million in 3Q10. This increase was mostly a result of an overall increase in operating headcount to support additional capacity.
Passenger servicing. For 3Q11, passenger servicing totaled US$41.2 million, an 18.5% increase over passenger servicing of US$34.8 million in 3Q10. This increase was primarily a result of a 17% growth in international departures.
Commissions. For 3Q11, commissions totaled US$19.3 million, a 28.8% increase over commissions of US$15.0 million in 3Q10. This increase was primarily a result a higher revenue base.
Reservations and sales. Reservations and sales totaled US$18.8 million, a 22.8% increase over reservation and sales of US$15.3 million in 3Q10. This increase was primarily a result of a 32.7% increase in passenger revenue.
Maintenance, material and repairs. For 3Q11, maintenance, material and repairs totaled US$16.0 million, a 4.0% decrease from maintenance, material and repairs of US$16.6 million in 3Q10. This decrease was a result of less material consumption and fewer engine maintenance events.
Depreciation. Depreciation totaled US$19.3 million in 3Q11, a 16.8% increase over depreciation of US$16.6 million in 3Q10. This increase was primarily driven by additional aircraft and spares.
Flight operations, aircraft rentals, landing fees and other rentals. Combined, flight operations, aircraft rentals, landing fees and other rentals increased 12.8% from US$41.1 million in 3Q10 to US$46.4 million in 3Q11, primarily as a result of an increase in departures and block hours.
Other. Other expenses totaled US$13.7 million, an increase of US$0.4 million over 3Q10.

Non-operating income (expense)

Consolidated non-operating income (expense) totaled a net expense of US$27.5 million in 3Q11, compared to a net gain of US$3.2 million in 3Q10.

Interest expense.  Interest expense totaled US$8.1 million in 3Q11, a 4.8% increase from interest expense of US$7.8 million in 3Q10, primarily as a result of higher average debt amounts outstanding during the period, partly offset by lower average interest rates.
Interest income. Interest income totaled US$1.8 million, a 51.4% increase over interest income of US$1.2 million in 3Q10, mainly as a result of higher average cash and investments balances.
Other, net.  Other net totaled a net loss of US$21.1 million in 3Q11, compared to a net gain of US$9.8 million in 3Q10, Other net Includes fuel hedge mark-to-market loss of US$19.8 million for 3Q11, compared to a fuel hedge mark-to-market gain of US$9.1 million in 3Q10.

About Copa Holdings
Copa Holdings is a leading Latin American provider of passenger and cargo services.  The Company, through its operating subsidiaries, provides service to 54 destinations in 27 countries in North, Central and South America and the Caribbean with one of the youngest and most modern fleets in the industry, consisting of 71 aircraft: 45 Boeing 737NG aircraft and 26 EMBRAER-190s.

CONTACT: Copa Holdings S.A.

Investor Relations:
Ph: (507) 304-2677
www.copaair.com (IR section)

This release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current plans, estimates and expectations, and are not guarantees of future performance. They are based on management’s expectations that involve a number of business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statement. The risks and uncertainties relating to the forward-looking statements in this release are among those disclosed in Copa Holdings’ filed disclosure documents and are, therefore, subject to change without prior notice.

Income Statement - IFRS
(US$ Thousands)

	Unaudited	Unaudited	%	Unaudited	%
	3Q11	3Q10	Change	2Q11	Change
Operating Revenues
Passenger Revenue	456,839	344,377	32.7%	407,608	12.1%
Cargo, mail and other	19,986	18,682	7.0%	20,883	-4.3%
Total Operating Revenue	476,825	363,059	31.3%	428,491	11.3%

Operating Expenses
Aircraft fuel	145,780	91,800	58.8%	136,335	6.9%
Salaries and benefits	54,194	44,669	21.3%	52,694	2.8%
Passenger servicing	41,235	34,793	18.5%	38,595	6.8%
Commissions	19,293	14,974	28.8%	15,830	21.9%
Reservations and sales	18,789	15,301	22.8%	17,246	8.9%
Maintenance, material and repairs	15,975	16,633	-4.0%	17,039	-6.2%
Depreciation	19,350	16,566	16.8%	18,564	4.2%
Flight operations	22,049	18,943	16.4%	19,638	12.3%
Aircraft rentals	13,273	11,627	14.2%	11,186	18.7%
Landing fees and other rentals	11,069	10,540	5.0%	10,608	4.3%
Other	13,653	13,271	2.9%	15,320	-10.9%
Total Operating Expense	374,659	289,117	29.6%	353,056	6.1%

Operating Income	102,165	73,942	38.2%	75,434	35.4%

Non-operating Income (Expense):
Interest expense	(8,144)	(7,772)	4.8%	(7,801)	4.4%
Interest income	1,795	1,185	51.4%	1,575	13.9%
Other, net	(21,111)	9,810	n/a	(18,145)	16.3%
Total Non-Operating Income/(Expense)	(27,460)	3,223	n/a	(24,372)	12.7%

Income before Income Taxes	74,705	77,165	-3.2%	51,063	46.3%

Provision for Income Taxes	4,374	5,627	-22.3%	9,800	-55.4%

Net Income	70,331	71,538	-1.7%	41,263	70.4%

EPS - Basic and Diluted	1.59	1.63	-2.4%	0.93	70.4%
Shares - Basic and Diluted	44,318,760	43,999,213	0.7%	44,315,841	0.0%

NOTE:
For 3Q10, within Operating Expenses, US$3.3 million were reclassified from “Commissions” to “Other” operating expenses. This adjustment does not affect operating income for the period.

Copa Holdings, S.A.
Balance Sheet - IFRS
(US$ Thousands)	September 30,	December 31,
	2011	2010
	(Unaudited)	(Audited)
ASSETS
Current Assets:
Cash and cash equivalents	$228,081	$207,690
Short-term investments	217,769	194,913
Total cash, cash equivalents and short-term investments	445,850	402,603

Accounts receivable, net of allowance for doubtful accounts	133,622	88,774
Accounts receivable from related parties	653	613
Expendable parts and supplies, net of allowance for obsolescence	46,628	45,982
Prepaid expenses	16,951	31,312
Other current assets	7,090	24,622
Total Current Assets	650,794	593,906

Long-term investments	57,332	6,224

Property and Equipment:
Owned property and equipment:
Flight equipment	1,988,613	1,782,070
Other equipment	66,902	59,426
	2,055,515	1,841,496
Less: Accumulated depreciation	(329,228)	(274,940)
	1,726,288	1,566,556
Purchase deposits for flight equipment	241,748	205,972
Total Property and Equipment	1,968,036	1,772,528

Other Assets:
Net pension asset	8,778	8,157
Goodwill	25,460	25,475
Intangible asset	45,717	43,465
Other assets	120,206	105,765
Total Other Assets	200,160	182,862
Total Assets	$2,876,322	$2,555,520

LIABILITIES AND SHAREHOLDER'S EQUITY
Current Liabilities:
Current maturities of long-term debt	$97,033	$100,860
Accounts payable	60,932	66,464
Accounts payable to related parties	17,471	13,418
Air traffic liability	317,031	208,735
Taxes and interest payable	57,649	49,852
Accrued expenses payable	47,177	47,614
Other current liabilities	14,535	10,934
Total Current Liabilities	611,828	497,877

Non-Current Liabilities:
Long-term debt	954,758	888,681
Post employment benefits liability	5,813	5,733
Other long-term liabilities	37,072	33,703
Deferred tax liabilities	17,931	20,016
Total Non-Current Liabilities	1,015,574	948,133

Total Liabilities	1,627,402	1,446,010

Shareholders' Equity:
Class A - 33,341,822 shares issued and outstanding	22,496	22,291
Class B - 10,938,125 shares issued and outstanding	7,466	7,466
Additional paid in capital	31,512	26,110
Retained earnings	1,186,163	1,051,233
Accumulated other comprehensive income (loss)	1,283	2,410
Total Shareholders' Equity	1,248,920	1,109,510
Total Liabilities and Shareholders' Equity	$2,876,322	$2,555,520

NON-IFRS FINANCIAL MEASURE RECONCILIATION

This press release includes the following non IFRS financial measures: CASM Excluding Fuel, Adjusted Net Income and Adjusted EPS.   This supplemental information is presented because we believe it is a useful indicator of our operating performance and is useful in comparing our performance with other companies in the airline industry. These measures should not be considered in isolation, and should be considered together with comparable IFRS measures, in particular operating income and net income. The following is a reconciliation of these non-IFRS financial measures to the comparable IFRS measures:

Reconciliation of Net Income
Excluding Special Items	3Q11	3Q10	2Q11

Net income as Reported	$70,331	$71,539	$41,263

Special Items (adjustments):
Unrealized (gain) loss on fuel hedging instruments (1)	19,797	(9,068)	15,315
Adjusted Net Income	$90,128	$62,470	$56,578

Shares used for Computation (in thousands)
Basic and Diluted	44,319	43,999	44,316

Adjusted earnings per share - Basic and Diluted	2.03	1.42	1.28

Reconciliation Operating Costs per ASM
Excluding Fuel and Special Items	3Q11	3Q10	2Q11

Operating Costs per ASM as Reported	10.9	10.0	11.2
Aircraft fuel per ASM	(4.2)	(3.1)	(4.3)
Operating Costs per ASM excluding fuel	6.6	6.8	6.9

FOOTNOTES:

(1)
Includes unrealized (gains) losses resulting from the mark-to-market accounting for changes in the fair value of fuel hedging instruments.  For 3Q11 and 2Q11, the Company recorded unrealized fuel hedge losses of US$19.8 million and US$15.3 million, respectively.  For 3Q10, the Company recorded unrealized fuel hedge gain of US$9.1 million.